Jeffrey L. Schulte 404-504-7655 jjls@mmmlaw.com www.mmmlaw.com
January 12, 2010

VIA EDGAR

Securities and Exchange Commission
Main Filing Desk
100 F Street, N.E.
Washington, D.C.  20002

Re:	SORL Auto Parts, Inc.
Request for Acceleration
File No. 333-164041

Ladies and Gentlemen:

On behalf of SORL Auto Parts, Inc. (the “Issuer”), enclosed for filing is the Issuer’s request pursuant to Rule 461 promulgated by the Commission under the Securities Act of 1933, as amended (the “Act”), for the acceleration of the effectiveness of its Registration Statement on Form S-3 (File No. 333-164041 under the Act to immediate effectiveness on Thursday, January 14, 2010, at 4:00 p.m. Eastern Standard Time or as soon thereafter as is practicable.

If you have any questions, please do not hesitate to contact the undersigned at (404) 504-7655.

Sincerely, MORRIS, MANNING & MARTIN, LLP /s/ Jeffrey L. Schulte Jeffrey L. Schulte

cc:	Mr. Ben Chen
Chanda DeLong, Esquire

SORL Auto Parts, Inc.
No. 1169 Yumeng Road
Ruian Economic Development District
Ruian City, Zhejiang Province
People’s Republic of China

January 12, 2010

VIA EDGAR

Securities and Exchange Commission
Main Filing Desk
100 F Street, N.E.
Washington, D.C.  20002

Re:	SORL Auto Parts, Inc.
Request for Acceleration
File No. 333-164041

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Act”), SORL Auto Parts, Inc. (the “Issuer”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-164041) to immediate effectiveness on Thursday, January 14, 2010, at 4:00 p.m. Eastern Standard Time or as soon thereafter as is practicable.

The Issuer acknowledges that, should the Commission or the staff, acting through delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, that the action of the Commission or the staff, acting through delegated authority, in declaring the Registration Statement effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and that the Issuer may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at 86-577-65817720.

Sincerely, SORL Auto Parts, Inc. /s/ Xiaoping Zhang Xiaoping Zhang, Chief Executive Officer

cc:	Jeffrey L. Schulte, Esq.